

Duskie Estes · 3rd

Executive Director at FARM TO PANTRY

San Francisco Bay Area · 214 connections · **Contact info**

FARM TO PANTRY

 **Brown University**

Experience

FARM TO PANTRY
7 mos

○ **Executive Director**
Full-time
Apr 2020 – Present · 7 mos
Healdsburg, California, United States

○ **Executive Director**
Full-time
Apr 2020 · 1 mo
Healdsburg, California, United States

○ **Executive Director**
Full-time
Apr 2020 · 1 mo
Healdsburg, California, United States

○ **Executive Director**
Full-time
Apr 2020 · 1 mo
Healdsburg, California, United States

ceo and chef
zazu kitchen + farm | black pig meat co. · Full-time
Jul 2001 – Present · 19 yrs 4 mos
Sonoma County

Education

 **Brown University**
Bachelor's degree, american history
1986 – 1990

Skills & Endorsements

Hiring

Leadership

Hospitality

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Interests

FARM TO PANTRY
3 followers

 899,249 followers

 **Brown University**
132,011 followers